

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 14, 2012

<u>Via Email</u>
Mr. Dennis H. Nelson
Chief Executive Officer
The Buckle, Inc.
2407 West 24th Street
Kearney, Nebraska 68845-4915

> **Re: The Buckle, Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2011**
> **Filed March 30, 2011**
> **Response Letter Dated February 7, 2012**
> **File No. 001-12951**

Dear Mr. Nelson:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended January 29, 2011</u>

<u>Notes to Financial Statements, page 35</u>

<u>Note J. Stock-Based Compensation, page 46</u>

1.   We note your statements in response to comment one of our letter dated January 27, 2012 that the terms of your various shareholder approved stock option plans require that the Administrator shall make an adjustment to both the exercise price and number of shares covered by each award in order to preserve the fair value for the option holders in the event of a special cash dividend; and that such adjustments are nondiscretionary. We further note in your 1993 Director Stock Option Plan and

1997 Executive Stock Option Plan that in the event of any special cash dividend, the Administrator shall make such adjustment, if any, as it deems appropriate; and that these adjustments shall be determined by the Administrator in its sole discretion. As such, it appears to us that these adjustments were discretionary. Please further explain to us the basis for your conclusion that these adjustments were required under the stock option plans and nondiscretionary.

2.   We note in your response to comment one of our letter dated January 27, 2012 that the adjustments to both the exercise price and the number of shares covered by each award were made in order to preserve the fair value for option holders. We further note your other option grants of 2,306 other options at $0.12 per share (fiscal 2011), 2,405 other options at $0.43 per share (fiscal 2010), 447 other options at $5.83 per share (fiscal 2009) and 422 other options at $9.34 per share (fiscal 2008). Please explain to us how you arrived at the exercise price and number of options for the special dividend adjustments in each fiscal year, and confirm to us that these adjustments were equitable or proportionate.

Closing Comments

You may contact Craig Arakawa at (202) 551-3650, or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3854 with any other questions.

                                        Sincerely,

                                        /s/ Melissa N. Rocha for

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel and
                                        Mining